Exhibit 4.69

GUARANTEE FRAMEWORK AGREEMENT
By the present private instrument and in the best form of the law, the parties:

1. COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a Brazilian corporation with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antonio,  nº 3172, enrolled in the Brazilian National Register of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under nº 47.508.411/0001-56, herein represented by its legal representatives (“CBD”); and

2. CNOVA COMÉRCIO ELETRÔNICO S/A, a Brazilian corporation with head office in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1609, Vila Olímpia, enrolled in the CNPJ/MF under nº 07.170.938/0001-07, herein represented by its legal representatives (“CNOVA”).

CBD and CNOVA are hereinafter jointly also referred to as the “Parties” and each individually as a “Party”.

WHEREAS:

(i) CNOVA is a company controlled by CBD;

(ii) CBD is interested in guaranteeing the performance of obligations undertook ou to be undertaken by CNOVA vis-à-vis third parties under any agreements executed or that may be executed, including, but not limited to financial agreements, lease of real estate and/or commercial agreements; and

(iii) The Parties wish to set out the general terms and conditions for said guarantees offered by CBD to CNOVA and consider the entering into this Agreement to be in the corporate interest of each Party.

NOW, THEREFORE,  the Parties agree to enter into this Guarantee Framework Agreement (“Agreement”), which shall be governed by the following clauses and conditions:

1. Object

1.1.     This Agreement is aimed at governing the terms of the guarantee(s) that may be offered by CBD to CNOVA (“New Guarantees”) and the ongoing guarantees granted by CBD to CNOVA to guarantee CNOVA´s Obligations Guaranteed prior to the date hereof, as listed in Schedule I (“Existing Guarantees” and, together with the New Guarantees, in each case, the “Guarantee”), for purposes of guaranteeing due performance of CNOVA’s obligations resulting from agreements of any nature (the “Obligations Guaranteed”) with any other third parties (in each case, the “Creditor”).

1.1.1.   In consideration for each New Guarantee offered by CBD to CNOVA intended to guarantee performance of the Obligations Guaranteed that may be made between CNOVA and any Creditors, CNOVA shall pay CBD, on an semiannual basis, the amount calculated under the terms as follows (“Fee”):

1.1.1.1 Financial Agreements: a) Corporate Guarantee – For any New Guarantee granted by CBD to the financial

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         In case the Financing Banks do not grant the respective loans without CBD’s guarantee and, therefore, do not provide estimates informing the compensatory interest rates of the respective transaction with and without CBD’s guarantee, the Fee shall be calculated as follows: CBD shall provide estimates from three (3) first-class financial institutions. Should CBD be unable to obtain all the estimates, CBD shall submit the estimates received by it, as well as any denials from financial institutions to provide it. The Fee shall correspond to the difference between the compensatory interest rates of the respective transaction with and without CBD’s guarantee (spread) based on the amount of the lowest estimate upon application of a discount of fifty per cent (50%) on the spread. The estimates shall be requested every year, in order to assess the need of any adjustment to the Fee to be paid to CBD.

institutions that grant a loan to CNOVA (“Financing Banks”), in the form of corporate guarantee (fiança or aval), the Fee shall correspond to the difference between the compensatory interest rates charged by the c Financing Banks for the transaction with and without CBD’s guarantee (spread), based on the amount of the estimates provided by the Financing Banks upon application of a discount of fifty per cent (50%) on the spread. The estimate shall be requested every year, in order to assess the need of any adjustment to the Fee to be paid to CBD.

b)         In case the Financing Banks do not grant the respective loans without CBD’s guarantee and, therefore, do not provide estimates informing the compensatory interest rates of the respective transaction with and without CBD’s guarantee, the Fee shall be calculated as follows: CBD shall provide estimates from three (3) first-class financial institutions. Should CBD be unable to obtain all the estimates, CBD shall submit the estimates received by it, as well as any denials from financial institutions to provide it. The Fee shall correspond to the difference between the compensatory interest rates of the respective transaction with and without CBD’s guarantee (spread) based on the amount of the lowest estimate upon application of a discount of fifty per cent (50%) on the spread. The estimates shall be requested every year, in order to assess the need of any adjustment to the Fee to be paid to CBD.

1.1.1.2 Agreements for the Lease of Real Estate - For any New Guarantee in connection with Lease of Real Estate Agreements, in the form of fiança or seguro fiança, CBD shall provide estimates from three (3) first-class financial institutions; should it be unable to obtain all the estimates, CBD shall submit the estimates received by it, as well as any denials from financial institutions to provide it. The Fee to be paid to CBD shall correspond to the amount of the lower estimate, upon application of a discount of fifty per cent (50%). The estimates shall be requested every year, in order to assess the need of any adjustment to the Fee to be paid to CBD.

1.1.1.3 Commercial Agreements - For any New Guarantee for Commercial Agreements, in any form, CBD shall provide estimates from three (3) first-class financial institutions; should it be unable to obtain all the estimates, CBD shall submit the estimates received by it, as well as any denials from financial institutions to provide it. The Fee to be paid to CBD shall correspond to the amount of the lower estimate, upon application of a discount of fifty per cent (50%). The estimates shall be requested every year, in order to assess the need of any adjustments to the Fee to be paid to CBD.

1.2. For purposes of this Agreement and for calculation of the Fee, each “Debt” shall be defined as follows:
1.2.1. Financial Agreements: the Debt, as concerns each Obligation Guaranteed, corresponds to the sum of all amounts owed and obligations assumed by CNOVA in connection with each financial agreement.

1.2.2.   Agreements for the Lease of Real Estate - the Debt, as concerns each Obligation Guaranteed, corresponds to the amount of the rent multiplied by the number of months remaining for expiration of the lease agreement, to be calculated on an semiannual basis.

1.2.3.   Commercial Agreements:

a)         Supply Agreements – the Debt, as concerns each Obligation Guaranteed, corresponds to the sum of all amounts owed and obligations assumed by CNOVA in connection with each supply

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agreement.

b)         Declining Balance Agreements – the Debt, as concerns each Obligation Guaranteed, corresponds to the balance of all amounts owed and obligations assumed by CNOVA until the expiration of the agreement, to be calculated on a semiannual basis.

1.3.        In addition, in consideration for the Existing Guarantees made between CNOVA and any Creditor, the Parties agree herein that the Fee to be paid by CNOVA to CBD, on an semiannual basis, will be calculated under the terms as follows:

1.3.1.    Commercial Agreements

a)          Apple Agreement – For the Existing Guarantee granted by CBD for the Apple Agreement, as defined in item 1 of the Schedule I, CBD shall provide estimates from three (3) first-class financial institutions; should it be unable to obtain all the estimates, CBD shall submit the estimates received by it, as well as any denials from financial institutions to provide it. The Fee to be paid to CBD shall correspond to the amount of the lower estimate, upon application of a discount of fifty per cent (50%). The estimates shall be requested every year, in order to assess the need of any adjustments to the Fee to be paid to CBD.

b)          Nike Agreements – In order to define the Fee to be charged by CBD in consideration for the Existing Guarantee granted by CBD for the Nike Agreements, as defined in item 2 of the Schedule I, the Parties undertake to hire an independent consulting company, which, based on benchmark analysis, will determine the fee amount that would have to be charged by CBD in such transaction.

1.3.2.    Agreements for the Lease of Real Estate – For the Existing Guarantees granted by CBD for the Agreements for the Lease of Real Estate, as indicated in items 3 to 6 of the Schedule I, CBD´s Fee for each Existing Guarantee will be calculated as set forth in clause 1.1.1.2 above.

1.3.3.    The Fee due as a result of the Existing Guarantees shall be paid in accordance with the rules of this clause and calculated proportionally to the months during which the respective Existing Guarantee remained effective in the semester in course, calculated from the date hereof.

1.4. The calculation of the Debts and, consequently, the fees owed by CNOVA to CBD shall be calculated semiannually by CBD in January and July for each year in course, based on the rules above.

1.4.1.     The calculation set out in clause 1.3 above shall be based on the conditions, such as, but not limited to, the effective term of the Guarantee, as described in the estimate adopted by the Parties for calculation of the Fee.

1.4.2.     CNOVA shall inform the amount of the Debts to CBD by the last day of the semester in course.

1.4.3.     The Fee shall be paid semiannually within twenty (20) days following receipt, by CNOVA, of the tax document (invoice) issued by CBD to CNOVA

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1.4.4.     The payment shall be made by CNOVA, by means of deposit to a bank account indicated by CBD, and the receipt of such deposit shall be the proof of payment.

1.4.5.     Payment shall be due until the Debt is fully paid and/or until CBD remains as the guarantor of the Obligations Guaranteed.

1.4.6.     In addition to the tax document (invoice) referred to in item 1.4.3 herein, at the time of execution of the Guarantee, CBD shall issue to CNOVA the tax documents necessary to support the transaction, in that each Party shall be liable for withholding and/or paying the relevant taxes applicable under the law on each of them as a result of the transaction.

2. Default and Pecuniary Penalty

2.1.       Any failure to timely comply with any obligation hereunder, including delay in payment by CNOVA, shall cause CNOVA to be subject to a pecuniary penalty of two percent (2%) on the amount owed, and adjusted pursuant to the IGP-M (FGV) variation, plus delay interests of one percent (1%) per month, calculated pro rata temporis (proportionally) on the amount owed as of the date of default until the date of effective settlement.

3. Performance of the Guarantee

3.1.       The Parties agree that, if at any time during the effectiveness of the Guarantee, CBD is required by the Creditor of the relevant Debt or by any of his successors or assignees, to make any payment in connection with said Guarantee, CBD shall promptly notify CNOVA and may pay the amount owed and within the deadline required by the Creditor, according to the terms of the Obligation Guaranteed, regardless of any authorization by CNOVA, except in the following situations: (a) if at least twenty-four (24) hours before the expiration of the deadline assigned by the Creditor for payment to be made, CBD receives proof, through a proper document, that CNOVA made the payment of the amount or amounts charged by the Creditor; or (b) if CBD is served a court or administrative notice stalling or cancelling the effects of the request for payment made by the Creditor.

4. Payment by CNOVA

4.1.       In the event CBD makes any payment to the Creditor in connection with the Guarantee, whose funds have not been previously provided by CNOVA, this latter agrees to reimburse CBD for all the amounts expended by CBD with such payment, in addition to the fund-raising costs incurred by CBD in the transaction, within five (5) days from the communication sent by CBD to CNOVA.

4.2. Failure to reimburse by CNOVA within the time limit to be agreed between the Parties shall subject CNOVA to the penalty set out in clause 2.1 above.
5. Restrictions and Acceleration

5.1.      In the case of any situation described below, CBD may cause this Agreement to be terminated earlier and request the Creditor to discharge the Guarantee, if so allowed in the agreement relative to the Obligations Guaranteed, without prejudice to filing any applicable claim against CNOVA for any loss sustained by it:

(i) if CNOVA becomes insolvent or files for either court-supervised or out-of-court

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       in the event of any fact CBD deems that might affect, in a reasonable and significant manner, CNOVA’s financial situation, which causes it to become unable to punctually make any payments owed to the Creditor, to CBD or to any third parties; or

      if CNOVA fails to pay any material debts to third parties on their respective due dates, and/or fails to perform any obligation under any financing, loan or other agreement, to which CNOVA is or becomes a party.

reorganization;

(ii)       in the event of any fact CBD deems that might affect, in a reasonable and significant manner, CNOVA’s financial situation, which causes it to become unable to punctually make any payments owed to the Creditor, to CBD or to any third parties; or

(iii)      if CNOVA fails to pay any material debts to third parties on their respective due dates, and/or fails to perform any obligation under any financing, loan or other agreement, to which CNOVA is or becomes a party.

5.2.      Notwithstanding the terms of this Clause 5.1, CNOVA shall remain obliged to CBD for the time in which any amount remains unpaid hereunder and until CBD is discharged from the Guarantee by the Creditor.

6. Term and Termination

6.1.      This Agreement is effective as of the present date and shall remain in force until full payment of the Debts is made by CNOVA or until CBD is discharged from the Guarantee, in that the obligations assumed by CNOVA and CBD hereunder shall only cease to exist upon due demonstration that: (i) CBD is fully discharged from the Guarantee; and (ii) all the payments owed hereunder have been paid.

6.2.     This Agreement may be terminated by either Party at any time, upon written notice to the other Party, at least ninety (90) days in advance, from the date of receipt of the respective communication, upon imposition of no charge and/or penalty whatsoever.

6.2.1.   In the event termination is requested by CBD, and in case CNOVA is unable to replace the Guarantees within the period prescribed in clause 6.2 above, (i) the Agreement shall remain in force until the Guarantees are replaced; and (ii) the Fee, which shall remain being due by CNOVA to CBD, shall be calculated as set forth in clause 1  above, as the case may be, however, without the application of a discount of fifty per cent (50%) .

6.3.     In the case of early termination hereof, the amounts owed by a Party to the other shall be calculated, and shall be paid/restituted duly adjusted for inflation, based on the IPCA-IBGE index, as of the date obligation was due until effective payment/restitution thereof, which shall be made within no more than twenty (20) days, from the date of termination.

6.4.     Notwithstanding the effective term hereof, the outstanding obligations and provisions which, for their nature, are to be valid permanently, shall remain effective even following termination hereof.

7. Final Provisions

7.1     The execution or performance of this Agreement by CNOVA cannot be construed as to replace any corporate, regulatory or other approval required in relation to the entering into of the agreement(s) to be guaranteed by CBD.

7.2. Any notice or communication to be sent hereunder shall be made in writing and deemed duly submitted if signed by a representative authorized by the Party sending the notice and

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provided that it be sent (i) by registered mail with acknowledgment of receipt; (ii) by fax or e-mail, confirmed upon the sending of the original document by registered letter with acknowledgment of receipt; or (iii) in person, against receipt, at the addresses of the parties as described in the preamble of this Agreement.

7.2.1. Either Party may change their addresses for purposes of notice by informing the other in writing of said alteration.

7.3.      If any term, provision or covenant contained herein is deemed unenforceable, invalid or illegal for any reason, the other terms, provisions and covenants shall remain in full force and effect, as if this Agreement had been executed without said unenforceable, invalid or illegal provision, and said unenforceability, invalidity or illegality shall not otherwise affect the enforceability, validity or legality of the remaining terms, provisions and covenants, provided that this Agreement, thereby modified, remains expressing, without significant changes, the original intent of the Parties as regards its object.

7.4. The Parties may only assign or transfer, in whole or in part, their rights and obligations resulting from this Agreement upon prior consent of the other Party.

7.5.      If either Party fails to exercise their rights under this Agreement or the law, such failure shall not constitute, under no circumstance whatsoever, any new agreement on the obligations of such Party, shall not adversely affect the exercise of these same rights in the future by the innocent Party nor shall it create any additional rights to the other Party, in that said tolerance shall always be interpreted as a mere option freely exercised by the Party.

7.6. This Agreement was translated for the convenience of the parties. In case of divergence of the versions, the Portuguese version shall prevail.

7.7.      The Parties elect the Court of the Judicial District of São Paulo, State of São Paulo, as the only competent court to settle any disputes or conflicts arising from this Agreement, waiving any other, however privileged it might be.

IN WITNESS WHEREOF, the Parties execute this Agreement in two (2) copies of an equal content and form, in the presence of two (2) witnesses, and upon authorization that this instrument may be duly registered with the relevant and competent registry offices.

São Paulo, 10 May 2016.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

___________________________________	___________________________________

CNOVA COMÉRCIO ELETRÔNICO S.A.

___________________________________	___________________________________

Witness:

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1.	2.
Name:	Name:
ID:	ID:
CPF:	CPF:

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APPENDIX I

No.	Existing Guarantee	Guaranteed Obligations	Guarantee Agreement (if applicable)
1	Fiança	CNOVA´s obligations under the Authorized Reseller Agreement in the amount of R$ 80,000,000 entered into between CNOVA and Apple Computer Brasil Ltda. on 09.13.2013 (“Apple Agreement”).	Guarantee Agreement entered into between CBD and Apple Computer Brasil Ltda. on 04.29.2014 (as amended on 04.29.2014).
2	Fiança

CNOVA´s obligations under the E-Commerce Plataform Agreement and Purchase, Sale and Free Lease Agreement entered into among CNOVA, E-Hub Consultoria, Participações e Comércio S.A. and Nike do Brasil Comércio e Participações Ltda. on 06.28.2013 (“Nike Agreements”).

Uncundition and Unlinited Guarantee Letter issued by CBD in favor of Nike do Brasil Comércio e Participações Ltda. on 06.28.2013.
3	Fiança	CNOVA´s obligations under the Lease Agreement entered into 05.14.2013 (as amended on 06.15.2015) among CNOVA, LP Administradora de Bens and CBD (as guarantor), valid until 07.17.2018.	N/A
4	Fiança	CNOVA´s obligations under the Lease Agreement entered into 02.18.2014 among CNOVA, Rec Log 411 and CBD (as guarantor), valid until 03.23.2024.	N/A
5	Fiança

CNOVA´s obligations under the Lease Agreement entered into 08.012015 among CNOVA, Prologis CCP Cajamar Empreendimentos, Caixa de Previdência dos Funcionários do Banco do Brasil and CBD (as guarantor), valid until 07.31.2020.

N/A
6	Fiança	CNOVA´s obligations under the Lease Agreement entered into 04.10.2014 among CNOVA, Maxcorp Assessoria e Participação and CBD (as guarantor) valid until 03.31.2017.	N/A

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